SCHEDULE 14A

(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a)
of the Securities and Exchange Act of 1934
(Amendment No. 3)

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Lenox Bancorp, Inc.

(Name of Registrant as Specified In Its Charter)

John C. Lame

(Name of Person(s) Filing Proxy Statement if other than the Registrant)

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JOHN C. LAME
1260 Hayward Avenue
Cincinnati,
Ohio 45208

Phone:  321-7405
Fax:  321-8587

April 26, 2001

To All Lenox Shareholders

Dear Fellow Shareholder:

I imagine you were as disappointed as I was by Mr. Brown’s April 24 letter. Rather than discussing Lenox, he has chosen to level a personal attack against me.

This election shouldn’t be about personalities but rather about the future direction of Lenox. I hope you will not be distracted by Mr. Brown’s attacks, but instead consider the following facts:

  Shareholders’ equity has dropped from $7.3 million to $4.8 million from December 31, 1996 to December 31, 2000.

  The return on average equity dropped from 3.34% to (1.06)% from year-end 1996 to year-end 2000.

  Lenox suffered substantial losses of 18(cent)per share in 1999 and 20(cent)per share in 2000.

  The regulatory capital ratios all have also declined with Tier 1 leverage dropping from 11.7% at year end 1996 to 6.6% at December 31, 2000 and the total Capital Risk Weighted Capital dropping from 24.1% to 12.6% during the same time period.

  The Company’s stock is illiquid and trades infrequently. Its stock price declined from a high of $19 in the first quarter of 1999 to approximately $10 today.

  Lenox's stock is non-yielding with no dividend having been paid since January 3, 2000.

Lenox’s performance has elicited negative reactions from its regulators. Attached is a copy of Note 16 to Lenox’s audited financial statements. The Note details the Memorandum of Understanding that Lenox entered into on February 9, 2000 with the Federal Deposit Insurance Corporation and the Ohio Department of Financial Institutions as a result of unsatisfactory practices and conditions that were found to exist. It also states that Lenox was notified on February 28, 2001 by the FDIC and the Ohio Department that its compliance with the Memorandum of Understanding was inadequate. Also note that on August 2, 2000 Lenox entered into a Supervisory Agreement with the Office of Thrift Supervision.

As a shareholder, I am extremely disappointed in the way Lenox has been managed and, in particular, object to management's turning away from our strong P&G base. If my nominees are elected, I intend to re-emphasize our connections with P&G.

Please fill in and return the enclosed WHITE proxy card

Don't Complete and Fill out the Green Proxy Card.
The Green Card Is a Vote for Management and the Status Quo.
Vote for Change by Voting the White Card.

Remember that only if I and Mr. Napier are elected will I have a chance to implement my plans to:

  Personally invest $250,000 in Lenox stock and use my best efforts to secure an additional $750,000 stock investment for Lenox.

  Working with Messrs. Behymer and Napier, replace current management with persons who have a demonstrated record of successful operations of savings banks.

  Refocus on our P&G base.

Please Help Me in this Struggle. The Status Quo Must Go! It's Time for Lenox to Move Forward!

Important Regulatory Notice

To date I have not received approval of the Notice of Change in Control which I filed with the Office of Thrift Supervision. Until I do receive the approval, I will be unable to accept proxies representing more than 15.1% of Lenox’s outstanding Common Stock, which, when added to my 9.9% ownership, would give me a 25% holding position. I am expecting a decision from the OTS. If the approval is received, there will be no restriction on the amount of proxies I may receive. Should I receive proxies for more than 15.1% of the shares before the required OTS approval occurs, I will be required to return any excess proxies to you. I will notify you as soon as possible after hearing of the OTS decision.

Time is short - please vote FOR today! – If you have not voted yet please follow these instructions:

Registered holders – If you hold your shares in registered name, you can mail back your WHITE proxy card today, fax both sides to 212-843-4392 or you can attend the meeting and vote in person.

Street name holders – If you hold your shares at a bank or broker, return the proxy card mailed to you in the envelope provided or contact your representative and instruct them to vote on your behalf. If you plan to attend the meeting and vote in person, you must notify your broker and request a “legal proxy.”

If you have any questions or need further assistance please contact our proxy solicitor MalCon Proxy Advisors, Inc., 130 William Street, New York, NY 10038; (800) 475-9320; or feel free to contact me at (513) 235-6982.

Thank you for your consideration.

Sincerely, JOHN C. LAME

ADDITIONAL INFORMATION

I am bearing the costs of this effort to elect myself and Guy Napier as directors of Lenox. If Mr. Napier and I are elected, I will request reimbursement of the expenses of this solicitation from Lenox by either cash payment or payment of Lenox stock. Shareholders of Lenox will not be asked to vote on the reimbursement of solicitation expenses. I will be soliciting proxies by mail, advertisement, telephone, facsimile or in person. I estimate the cost of this solicitation to me will be $40,000.

Proxies may be solicited by mail, advertisement, telephone, facsimile or in person. I have retained MalCon Proxy Advisors, Inc. to act as my solicitor in this proxy solicitation. Approximately 10 employees of MalCon will engage in the solicitation. I have agreed to pay MalCon a fee of up to $20,000 for advisory services and certain out-of-pocket expenses. MalCon has also agreed to provide consulting and analytic services and act as proxy solicitor with respect to banks, brokers, institutional investors and individual stockholders.

Costs related to the solicitation of proxies include expenditures for attorneys, solicitors, printing, postage, and related expenses and filing fees and are expected to aggregate approximately $40,000 of which $15,000 has been spent to date. The portion of such costs allocable solely to the solicitation of proxies is not readily determinable. Actual expenditures may vary materially from the estimate, however, as many expenditures cannot be readily predicted.

Lenox Bancorp, Inc.
Notes to Financial Statements
(From Page 47 of the Annual Report to Shareholders for 2000)

          16.    Regulatory Agreements:

On February 9, 2000, the Savings Bank entered into a Memorandum of Understanding (MOU) with the FDIC and the Ohio Department of Financial Institutions, as a result of certain unsatisfactory practices and conditions that were found to exist. The MOU requires the Savings Bank to, among other things, formulate a three year strategic plan with specific provisions required in the MOU, review management and adopt a management capital plan and increase capital ratios. Other areas that must be addressed under the terms of the MOU include the Savings Bank’s earnings, interest rate risk, growth and liquidity.

On February 28, 2001, the Savings Bank was notified by the FDIC and Ohio Department of Financial Institutions that their compliance with the MOU was inadequate. These regulators indicated that a revised MOU is required and will be issued. Management believes they are providing the necessary information and operating under the provisions of the MOU. The failure of the Company to comply with all the provisions of the present or future MOU’s could have a material adverse effect upon the Savings Bank and its operations.

On August 2, 2000, the Bancorp entered into a Supervisory Agreement with the Office of Thrift Supervision (OTS). This agreement requires, among other things, the Bancorp to obtain the OTS’ prior approval before entering into contracts for goods and services in excess of $5,000 or making any payments for goods and services in excess of $2,000 per month. The Bancorp is also restricted in its ability to borrow money and may not make any changes to its directors or executive officers unless prior notice has been given to the OTS.

THIS PROXY IS SOLICITED ON BEHALF OF JOHN C. LAME

PROXY FOR ANNUAL MEETING	The undersigned hereby appoints JOHN C. LAME proxy of the undersigned, with the power of substitution, to vote all shares of Common Stock which the undersigned would be entitled to vote on the matters specified below and in his discretion with respect to such other business as may properly come before the Annual Meeting of Shareholders of Lenox Bancorp, Inc. to be held on May 9, 2001 at 3:00 p.m. Eastern Time at 4730 Montgomery Road, Norwood, Ohio or any adjournment of such Annual Meeting.

1. Authority to elect as directors the two nominees listed below.

      FOR________             WITHHOLD AUTHORITY___________

JOHN C. LAME, GUY E. NAPIER

WRITE THE NAME OF ANY NOMINEE(S) FOR WHOM AUTHORITY TO VOTE IS WITHHELD

_________________            _______________________

THIS PROXY WILL BE VOTED FOR JOHN C. LAME AND GUY E. NAPIER UNLESS A CONTRARY CHOICE IS SPECIFIED.

(This proxy is continued and is to be signed on the reverse side.)

Date , 2001 (Important: Please sign exactly as name appears hereon indicating, where proper, official position or representative capacity. In the case of joint holders, all should sign.)

THIS PROXY IS SOLICITED ON BEHALF OF JOHN C. LAME